Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

November 18, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:    Kristin Lochhead / Brian Cascio / Thomas Jones / Geoffrey Kruczek

Re:    Canaan Inc.

Registration Statement on Form F-1, as amended (File No. 333-234356)

Registration Statement on Form 8-A (File No. 001-39127)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of Canaan Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on November 20, 2019 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Simpson Thacher & Bartlett LLP, may orally request by telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that between November 13, 2019 and the date hereof, 60 copies of the preliminary prospectus dated November 13, 2019 were distributed to prospective underwriters, institutional investors, dealers and others. We, the undersigned, as representative of the several underwriters, have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, CITIGROUP GLOBAL MARKETS INC.

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Xinyu Liu
Name:	Xinyu Liu
Title:	Director